FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of March 2004

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)





     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On March 29, 2004, G. Willi-Food International Ltd. (the "Registrant") announced its audited financial results for the year ended December 31, 2003.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated March 29, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 30, 2004

                                              By:
                                              -----------------------------
                                              Name:  Joseph Williger
                                              Title:  Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      ANNOUNCES RESULTS FOR THE YEAR ENDING
                                DECEMBER 31, 2003

 SALES INCREASED 7%, OPERATING INCOME DECREASED 24% AND NET INCOME INCREASED 24%

Yavne, Israel, March 29, 2004.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its audited financial results for the year ending December 31, 2003.

THE YEAR ENDED DECEMBER 31, 2003:
Total sales for the year ended December 31, 2003, increased by 7% to NIS 137,385,000 (US$ 31,374,000) from NIS 128,870,000 (US$ 29,429,000) for the same period in 2002.

Gross profit for the year ended December 31, 2003, decreased by 2% to NIS 27,225,000 (US$ 6,217,000) from NIS 27,744,000 (US$ 6,336,000) for the same period in 2002. The gross profit represents 20% of the total sales for the year ended December 31, 2003 compared to 22% for the same period in 2002.

The decrease in gross profit as a percentage from the total sales for the year ended December 31, 2003 compared to the same period in 2002 reflects the fall in the price of food products due to the deepening recession in the Israeli market, including the growth in unemployment and decreased purchasing power in the Israeli market, as well as an increase in local competition.

Operating income for the year ended December 31, 2003 decreased by 24% to NIS 7,228,000 (US$ 1,650,000) from NIS 9,521,000 (US$ 2,174,000) for the same period in 2002. The decrease in operating income for the year ended December 31, 2003 compared to the same period in 2002 reflects the Company's significant investment in sales and marketing during 2003 in an effort to increase the volume of sales.

Financial income for the year ended December 31, 2003 was NIS 4,321,000 (US$ 987,000) compared to financial expenses of NIS 239,000 (US$ 55,000) for the same period in 2002.The increase in financial income was due primarily to an increase in market value of short-term investments, the higher interest rates that prevailed throughout 2003 and the reduction in the consumer price index in 2003 by 1.9% compared with an increase of 6.5% in 2002.

Net income for the year ended December 31, 2003 increased by 24% to NIS 8,766,000 (US$ 2,001,000) from NIS 7,057,000 (US$ 1,612,000) for the same period in 2002.

Basic earnings per share for the year ended December 31, 2003 increased to NIS
2.05 from NIS 1.65 for the same period in 2002.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The Company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS



                                                                                                      December 31,
                                                                                         ---------------------------------------
                                                                                         2 0 0 3         2 0 0 2        2 0 0 3 (*)
                                                                                         -------         -------         -------
                                                                                           NIS             NIS              US$
                                                                                         -------         -------         -------
                                                                                              (In Thousands)         (In Thousands)
                                                                                         -----------------------         -------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                              12,463          27,155           2,846
   Marketable securities                                                                  42,298          21,144           9,659
   Trade accounts receivable                                                              29,674          24,112           6,777
   Other receivables and prepaid expenses                                                  2,892           3,166             660
   Inventories                                                                            18,823          16,305           4,298
                                                                                         -------         -------         -------
      Total current assets                                                               106,150          91,882          24,240
                                                                                         -------         -------         -------
PROPERTY AND EQUIPMENT

   Cost                                                                                    8,038           6,887           1,836
   Less - Accumulated depreciation and
      amortization                                                                         4,640           4,087           1,060
                                                                                         -------         -------         -------
                                                                                           3,398           2,800             776
                                                                                         -------         -------         -------
OTHER ASSETS, NET                                                                             61              59              14
                                                                                         =======         =======         =======
                                                                                         109,609          94,741          25,030
                                                                                         =======         =======         =======

      LIABILITIES AND SHAREHOLDERS'

         EQUITY

CURRENT LIABILITIES

   Short term bank credit                                                                     45           1,052              10
   Trade accounts payable                                                                 16,110          11,151           3,679
   Due to related parties                                                                  1,348           1,189             308
   Other payables and accrued expenses                                                     4,796           2,758           1,095
                                                                                         -------         -------         -------
      Total current liabilities                                                           22,299          16,150           5,092
                                                                                         -------         -------         -------

LONG-TERM LIABILITIES

   Accrued severance pay, net                                                                170             163              39
   Other long-term liabilities                                                                 -              54               -
                                                                                         -------         -------         -------
      Total long-term liabilities                                                            170             217              39
                                                                                         -------         -------         -------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

   Share capital:

      Ordinary shares NIS 0.10 par value (authorized - 10,000,000 shares, issued and outstanding - 4,277,500 shares at
         December 31, 2003 and 2002)                                                         514             514             117
   Additional paid-in capital                                                             19,704          19,704           4,500
   Retained earnings                                                                      66,922          58,156          15,282
                                                                                         -------         -------         -------
                                                                                          87,140          78,374          19,899
                                                                                         =======         =======         =======
                                                                                         109,609          94,741          25,030
                                                                                         =======         =======         =======


(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                           Year Ended December 31,
                                                   --------------------------------------------------------------------
                                                     2 0 0 3           2 0 0 2             2 0 0 1           2 0 0 3 (*)
                                                   ----------         ----------          ----------         ----------
                                                       NIS               NIS                 NIS                 US$
                                                   ----------         ----------          ----------         ----------
                                                                    (In Thousands,                        (In Thousands,
                                                                  Except Share Data)                    EXCEPT SHARE DATA)
                                                   -------------------------------------------------         ----------
Sales                                                 137,385            128,870             133,021             31,374

Cost of sales                                         110,160            101,126             102,955             25,157
                                                   ----------         ----------          ----------         ----------
   GROSS PROFIT                                        27,225             27,744              30,066              6,217
                                                   ----------         ----------          ----------         ----------
Operating expenses:

   Sales and marketing                                 11,662             10,024              10,000              2,663
   General and administrative                           8,335              8,199               9,054              1,904
                                                   ----------         ----------          ----------         ----------
      Total operating expenses                         19,997             18,223              19,054              4,567
                                                   ==========         ==========          ==========         ==========

   OPERATING INCOME                                     7,228              9,521              11,012              1,650

Financial income (expenses), net                        4,321               (239)              1,802                987

Other income , net                                        101                 29                   -                 23
                                                   ----------         ----------          ----------         ----------
   INCOME BEFORE TAXES ON INCOME                       11,650              9,311              12,814              2,660

Taxes on income                                         2,884              2,254               4,183                659
                                                   ----------         ----------          ----------         ----------
   NET INCOME                                           8,766              7,057               8,631              2,001
                                                   ==========         ==========          ==========         ==========
EARNINGS PER SHARE DATA:

   Basic earnings per share                              2.05               1.65                2.02               0.47
                                                   ==========         ==========          ==========         ==========
   Shares used in computing basic earnings
      per ordinary share                            4,277,500          4,277,500           4,277,500          4,277,500
                                                   ==========         ==========          ==========         ==========
   Diluted earnings per share                            2.05               1.65                2.02               0.47
                                                   ==========         ==========          ==========         ==========
   Shares used in computing diluted
      earnings per ordinary share                   4,277,500          4,277,500           4,277,500          4,277,500
                                                   ==========         ==========          ==========         ==========



(*)  Convenience translation into U.S. dollars.